SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The Prudential Group Share Incentive Plan

The Prudential Group Share Incentive Plan (the "Plan") is an HMRC approved share incentive plan available to all eligible employees including persons discharging managerial responsibilities (PDMRs).  Each month the Plan Trustee invests participants' contributions in the ordinary shares of the Company at the prevailing market price, which are held in the Plan Trust in accordance with the Plan Rules.

The Company was advised on 8 September 2015 of the following purchases on behalf of:

PDMR	Shares Purchased	Share Price	Total beneficial interest	Number of shares held subject to performance conditions	Total interest in shares
J Hunt	13	£13.955	110,661	328,881	439,542
M McLintock	14	£13.955	209,369	126,185	335,554
N Nicandrou	12	£13.955	264,218	359,046	623,264
J Adams	14	£13.955	37	59,241	59,278
M Coltman	14	£13.955	63,355	149,644	212,999
J Foley	14	£13.955	217,613	409,988	627,601
J Oliver	11	£13.955	14,133	34,624	48,757
A Porter	14	£13.955	11,812	89,944	101,756

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Matthew Buckland, Company Secretarial Assistant, +44 (0) 20 7548 3320
Stefan Bort, Deputy Group Secretary, +44 (0) 20 7548 2115

Date of notification

9 September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 September 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary